August 22, 2025

Marilu Brassington
Chief Financial Officer
Ridepair Inc.
2617 Ocean Park Blvd, Suite 1011
Santa Monica, CA 90405

       Re: Ridepair Inc.
           Amendment No. 6 to Offering Statement on Form 1-A
           Filed August 7, 2025
           File No. 024-12555
Dear Marilu Brassington:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 6 to Offering Statement on Form 1-A
Dilution, page 20

1.     Please address the following related to your dilution disclosures:
           Update the dilution tables to reflect the information as of March 31, 2025, the most recent balance sheet date included in the filing.
           Revise the first sentence on page 22 to properly describe the historical net tangible book value per share reflected in the table.
           Provide your calculation of net tangible book value per share, after the offering for the tables included on pages 22 and 23.
           Tell us how you considered reflecting the additional borrowings on the Master
           Limited Revolving note that are described in Note 11 on page F-35 in your dilution calculations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 22, 2025
Page 2

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-
3707 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Dennis Gluck, Esq.